RIDER NO. 4

To be attached to and form part of Bond No.  234-60-13 - 01

In favor of Fallen Angels Family of Funds

It is agreed that:

1. The Underwriter gives its consent to the change of the Name of the Insured from:

Fallen Angels Family of Funds

to:

AMM Funds

PROVIDED, however, that the liability of the Underwriter under the attached bond and under the attached bond as changed by this rider shall not be cumulative.

2. This rider shall become effective as of 12:01 a.m. on 10/10/2007 standard time.

                                                               By:___________________________________

                                                                               (Authorized Representative)

                                                                                                                           INSURED COPY

234-60-13 - 01